Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

February 27, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –02/27/03, attached hereto

February 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: February 27, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

US FDA Issues Health Claim Letter to Forbes

~Allows Forbes to Advertise Health Benefits of Reducol™~

Vancouver, British Columbia –February 27, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has received a letter from the US Food and Drug Administration (FDA) which will allow the use of the phytosterol heart-health claim to be applied to Forbes’ range of phytosterol products, including Reducol™. The FDA’s action provides an immediate opportunity for the food industry to include statements about the health benefits of Forbes’ cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements.

“The ruling should have a significant impact on our ability to sell our clinically proven product, Reducol™,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “We provided a substantial amount of scientific evidence to the FDA regarding the application of Reducol™ towards the prevention of coronary heart disease (CHD). I am encouraged by the FDA’s action and the opportunity this represents to advertise the efficacy of our phytosterol products,” said Butt.

Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters, the substances that were the subjects of the two health claim petitions. However, the FDA now recognizes that there is “substantial additional scientific evidence regarding the cholesterol-lowering efficacy of phytosterols.” As a result, pending completion of the final rule, the FDA has stated “it would be appropriate to consider the exercise of enforcement discretion with regard to use of the health claim on a wider range of foods.”

Forbes is in a unique position to capitalize on this opportunity. Forbes’ manufacturing joint venture, Phyto-Source LP, currently operates the world’s largest wood phytosterol manufacturing plant. With an annual production capacity of 1000 metric tonnes, this state of the art facility is dedicated to manufacturing phytosterols of consistently high purity and quality. The plant capacity can be doubled or tripled should product demand warrant expansion. Unlike vegetable sterols, wood phytosterols hold a competitive advantage coming from non-genetically modified organism (GMO) sourced materials. In many international markets, both consumers and food manufacturers have demonstrated a preference for non-GMO based products.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

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For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “will allow”, “opportunity”, “pending”, “capitalize”, “represents”, “can be”, “should”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk of technical obsolescence, the need for regulatory approval, which may be withdrawn or not be obtained in a timely matter or at all, the need for clinical trials, the occurrence and success of which cannot be assured, intellectual property risks, marketing/manufacturing and partnership/strategic alliance risks, the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products, the Company’s need for additional future capital, which may not be available in a timely manner or at all, exchange rate fluctuations, government regulation, as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.